SEC
Mail Processing Section

SECUR  SION

12061186

MAY 31 2012

Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 45054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2011 (MM/DD/YY) AND ENDING 3/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

INVESTORS CAPITAL CORP. 230 BROADWAY EAST, SUITE 201
(No. and Street)

LYNNFIELD	MA	01940
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM, LLP
(Name – *if individual, state last, first, middle name*)

53 STATE STREET	BOSTON	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY B. MURPHY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTORS CAPITAL CORPORATION, as of MARCH 31st, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JULIE A. BRYAN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
June 10, 2016

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


INVESTORS
CAPITAL

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)

FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2012 AND 2011

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
YEARS ENDED MARCH 31, 2012 AND 2011

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Lynnfield, Massachusetts

We have audited the accompanying statements of financial condition of Investors Capital Corporation (a Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd. –the "Company") as of March 31, 2012 and 2011 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investors Capital Corporation as of March 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Marcum LLP

Boston, Massachusetts
May 30, 2012


MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
STATEMENTS OF FINANCIAL CONDITION
MARCH 31, 2012 AND 2011

	2012	2011
Assets		
Cash and cash equivalents	$ 4,494,381	$ 4,475,948
Deposit with clearing organization	175,000	175,000
Receivables:		
Brokers and clearing organizations	3,917,871	6,500,901
Employees and registered representatives, net of allowance	2,029,375	1,571,644
Other	235,092	65,083
Securities owned, at fair value	234,653	17,384
Investments, cost	-	50,000
Note receivable	-	603,169
Property and equipment, net	340,007	597,736
Other assets	692,714	942,592
Due from related parties, net	1,233,721	362,692
Deferred tax asset	1,308,045	1,139,389
Total assets	$ 14,660,859	$ 16,501,538
Liabilities and Stockholder's Equity		
Payables:		
Brokers and clearing organization	$ 2,846,956	$ 3,261,860
Other	578,199	698,956
Accrued liabilities	899,281	2,035,181
Deferred revenue	84,032	98,247
Securities sold, not yet purchased, at fair value	8,186	-
Income tax payable	235	235
Note payable	1,299,223	1,148,281
Total liabilities	5,716,112	7,242,760
Commitments and contingencies (Note 10)		
Stockholder's equity:		
Common stock, no par value; 150,000 shares authorized, 1,000 shares issued and outstanding	6,275,724	6,156,225
Retained earnings	2,669,023	3,102,553
Total stockholder's equity	8,944,747	9,258,778
Total liabilities and stockholder's equity	$ 14,660,859	$ 16,501,538

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
STATEMENTS OF OPERATIONS
YEARS ENDED MARCH 31, 2012 AND 2011

	2012	2011
Revenues:		
Commissions and fees	$64,613,195	$69,609,035
Advisory fees	15,958,497	15,176,986
Interest and dividend income	354,945	343,280
Other income	94,559	165,588
Total revenues	81,021,196	85,294,889
Expenses:		
Commissions	67,045,953	69,613,280
Compensation and benefits	7,483,757	7,755,336
Legal and professional fees	2,052,349	2,427,484
Management fees - related party	1,328,250	1,443,691
Advertising	848,289	1,185,598
Occupancy	864,433	922,311
Communications and information technology	564,109	655,483
Fines and penalties	22,500	500,000
Miscellaneous	464,290	502,468
Data processing	381,316	267,386
Regulatory fees	433,091	426,156
Bad debt expense	101,841	20,733
Interest expense	33,204	20,543
Total expenses	81,623,382	85,740,469
Loss before income taxes	(602,186)	(445,580)
Income tax (benefit) provision	(168,656)	74,518
Net loss	$ (433,530)	$ (520,098)

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED MARCH 31, 2012 AND 2011

	Common Stock No Par Value		Accumulated Other Comprehensive Loss	Retained Earnings	Total Stockholder's Equity
	Number of Shares	Carrying Amount			
Balance, March 31, 2010	1,000	$6,009,004	$ -	$3,622,651	$ 9,631,655
Capital contributions	-	147,221		-	147,221
Net loss	-	-	-	(520,098)	(520,098)
Balance, March 31, 2011	1,000	6,156,225	-	3,102,553	9,258,778
Capital contributions	-	119,499		-	119,499
Net loss	-	-	-	(433,530)	(433,530)
Balance, March 31, 2012	1,000	$6,275,724	$ -	$2,669,023	$ 8,944,747

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF INVESTORS CAPITAL HOLDINGS, LTD.)
STATEMENT OF CASH FLOWS
YEARS ENDED MARCH 31, 2012 AND 2011

		2012		2011
Cash flows from operating activities:				
Net loss	$	(433,530)	$	(520,098)
Adjustments to reconcile net loss to net cash				
provided by operating activities:				
Depreciation and amortization		380,139		420,409
Unrealized loss		1,272		2,047
Realized loss on investments		50,000		-
Deferred taxes		(168,656)		(378,016)
Charge to commission expense (forgivable loans)		291,874		304,205
Bad debt expense		101,841		20,733
Loss on disposal of property and equipment		14,542		-
Changes in assets and liabilities:				
Receivables		1,561,575		(1,358,570)
Securities, net		(210,355)		32,809
Other assets		184,877		(41,828)
Income tax payable		-		235
Accrued liabilities		(1,135,900)		(179,079)
Deferred revenue		(14,215)		(5,545)
Payables		1,467,379		1,728,903
Due from related parties, net		(123,826)		446,422
Net cash provided by operating activities		1,967,017		472,627
Cash flows from investing activities:				
Acquisition of property and equipment		(71,951)		(243,962)
Due from related parties, net		(627,704)		(152,192)
Net payments on note receivable		603,169		132,429
Net cash used in investing activities		(96,486)		(263,725)
Cash flows from financing activities:				
Payments on note payable		(1,852,098)		(1,445,017)
Net cash used in financing activities		(1,852,098)		(1,445,017)
Net increase (decrease) in cash and cash equivalents		18,433		(1,236,115)
Cash and cash equivalents, beginning of year		4,475,948		5,712,063
Cash and cash equivalents, end of year	$	4,494,381	$	4,475,948
Supplemental disclosures of cash flow information:				
Interest paid	$	33,204	$	20,543
Income taxes paid	$	-	$	37,000
Non-cash financing activity:				
Insurance premiums	$	2,003,040	$	1,739,117
Capital contributions	$	119,499	$	147,221

NOTE 1 – NATURE OF BUSINESS

Investors Capital Corporation (the "Company" or "ICC") began operations on July 6, 1992. The Company is a wholly-owned subsidiary of Investors Capital Holdings, Ltd. ("ICH" or the "Parent") which is publicly traded on the NYSE AMEX ("Amex") (formerly, The American Stock Exchange.) The Company is dually registered under the Securities Exchange Act of 1934, the Investment Advisors Act of 1940 and applicable state law to provide broker/dealer and investment advisory services in all fifty states, the District of Columbia, and Puerto Rico. ICC maintains a national network of independent financial representatives who are licensed to provide these services. These representatives are licensed to sell securities through the Company with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission (the "SEC") acting as the requisite federal and local regulatory agencies. The Company clears all of its business on a fully disclosed basis through Pershing, LLC ("Pershing"). ICC, doing business as Investors Capital Advisors ("ICA"), is the Company's primary provider of investment advisory services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company has established revenue recognition policies for each of its income items, including commissions earned from the sale of mutual funds and variable annuities, trading, advisory fees, administration fees on Errors and Omissions ("E&O") insurance and renewals, and marketing revenues on production and for regional and national events. A description of the revenue recognition process related to each category is presented below.

Commissions and Fees

MUTUAL FUNDS AND VARIABLE ANNUITIES: Revenue from the sale of mutual funds and variable annuities is recognized as of the date the check and application is accepted by the investment company.

BROKERAGE: The Company earns commissions through stock purchases and sale transactions, mutual fund purchases, government and corporate bonds transactions, fee-based managed accounts, and ticket charges. The Company also earns revenue in the form of 12b-1 fees and interest on account balances. The earnings process is substantially complete at trade date in accordance with the regulations of the SEC and the *American Institute of Certified Public Accountants Audit and Accounting Guide: Brokers and Dealers in Securities.*

The Company receives credit adjustments for clearing charge adjustments that are netted against any clearing charges the Company may incur for the period. These adjustments are recognized as income in the period received, unless otherwise noted by the clearing firm.

Unrealized gains and losses are recorded at the time that the Company reconciles its trading positions with the market value. The unrealized gains or losses are adjusted to market until the position is settled or the trade is cancelled.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition (Continued)

Advisory Fees

ADVISORY FEES: The Company's managed accounts advisory fees are based on the amount of assets managed per agreement negotiated between their independent advisors and their clients. These revenues are recorded quarterly as and when billed based on the fair market value of assets managed throughout the quarter. Any portion remaining uncollected due to account adjustments after account rebalancing is charged against earnings at quarter end.

Other Income

ADMINISTRATION FEES: Administration fees for services rendered to the Company's representatives with respect to annual FINRA license renewals and E&O insurance are recognized as revenue upon registration of the representative with FINRA and listing of the registered representative with the E&O insurance carrier. The funds received from the registered representative are initially recorded as unearned revenue. The amounts, if any, collected in excess of the E & O insurance premium and/or fees due to FINRA are recognized as revenue. Fees collected to maintain books and records are deferred and recognized ratably throughout the year.

OTHER REVENUE: Revenue from marketing associated with product sales is recognized quarterly based on production levels. Marketing event revenues are recognized at the commencement of the event offset by its costs.

Securities Transactions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company's security positions are valued at market with the resulting net unrealized gains and losses reflected in current operations.

Receivable from and Payable to Brokers and Clearing Organizations

The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided. Commission receivables from one source were 10% and 38% of total receivables at March 31, 2012 and 2011, respectively.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with an original maturity at the date of purchase of 90 days or less.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Those estimates that deal with the valuation of securities and other assets, revenue recognition, legal reserves and the allowance for doubtful accounts involve a particularly high degree of judgment and complexity. Accordingly, actual results could differ from those estimates.

Accounts Receivable – Allowance for Doubtful Accounts

The Company's policies for determining whether a receivable is considered uncollectible are as follows:

Trade Receivables. As prescribed by the SEC, trade receivables usually settle within three days. If a trade error occurs, the Company pursues remedies to collect on the trade error. The Company does not record a receivable resulting from a trade error that is in litigation or whose outcome is otherwise not reasonably determinable. In such a case, the Company applies any proceeds from settlements or insurance against any trade losses incurred.

Loans to representatives. Management performs periodic evaluations and provides an allowance based on the assessment of specifically identified unsecured receivables and other factors, including the representative's payment history and production levels. Once it is determined that it is both probable that a loan has been impaired, typically due to the termination of the relationship, and the amount of loss can reasonably be estimated, the portion of the loan balance estimated to be uncollectible is so classified.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Routine repairs and maintenance are expensed as incurred.

The Company reviews the carrying value on its property and equipment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from its use and eventual disposition. In cases where an asset is not in use and subsequently disposed of, the Company recognizes a loss on disposal that is equal to the carrying value at the time of disposal offset against any proceeds received. The Company also considers obsolescence in determining whether or not an asset is no longer in use. The Company reported a loss of $14,542 and $0 respectively, for the years ended March 31, 2012 and 2011.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes and measures its unrecognized tax benefit and expense and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefit and expense is adjusted when new information is available or when an event occurs that requires a change.

Advertising Costs

The Company charges the costs of advertising to expense as incurred.

Reclassification

Certain amounts in 2011 were reclassified to provide comparison with 2012 classifications. There was no impact to previously reported net income.

Subsequent Events

The Company has evaluated subsequent events through May 30, 2012, the date the financial statements were available to be issued and concluded there were no material subsequent events requiring disclosures.

Stock-Based Awards

As of October 1, 1997, the Parent's Board of Directors adopted the 1996 Incentive Stock Option Plan (the "1996 Plan"). The Company's key employees, directors, and the registered representatives are eligible to receive ICH stock options under the 1996 Plan. The aggregate number of shares to be delivered under the Parent's 1996 Plan can not exceed 300,000 shares. As of March 31, 2012, the Company had granted a total of 218,750 shares of stock under the 1996 Plan.

As of May 17, 2005, the Parent's Board of Directors adopted the 2005 Equity Incentive Plan (the "2005 Plan"). Under the 2005 Plan, the Parent's Board of Directors is authorized to award shares of ICH common stock and options to purchase shares of ICH common stock to employees, independent representatives, and others who have contributed to or are expected to contribute to the Company, its businesses, and prospects. Under the 2005 Plan, ICH stock options and restricted stock customarily are granted in connection with initial employment or under various retention plans. The Parent has not granted any ICH options under the 2005 Plan and has no current plans to do so.

Restricted shares of ICH stock granted under the 2005 Plan typically vest over a three year period and unvested shares are forfeitable in the event of termination of the grantee's relationship with the Company, other than for death or disability. The compensation cost associated with ICH restricted stock grants is recognized over the vesting period of the shares and is calculated as the market value of the shares on the date of grant.

As of March 31, 2012, the Parent had 338,187 restricted stock awards granted to current employees, of which 338,187 are fully vested. As of March 31, 2011, the Parent had 338,187 restricted stock awards granted to current employees, of which 319,187 are fully vested. The Company recognized compensation expense in the amount of $26,463 and $106,821 for the years ended March 31, 2012 and 2011, respectively.

NOTE 3 – SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED AT FAIR VALUE

Securities owned consist of both marketable securities and not readily marketable securities and are recorded at fair value. Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices. Changes in the value of these securities are reflected in the results of operations.

As of March 31, 2012 and 2011, the Company's proprietary trading and investment accounts consisted of the following securities:

	2012		2011	
Fair Value:	Owned	Sold, Not Yet Purchased	Owned	Sold, Not Yet Purchased
Mutual funds	$ 227,186	$ 286	$ -	$ -
Corporate equities	4,796	7,900	14,790	-
Mortgage backed securities	2,671	-	2,594	-
	$ 234,653	$ 8,186	$ 17,384	$ -

NOTE 4 – INVESTMENTS

As of March 31, 2011, the Company owned investments with a face value of $50,000, classified as held to maturity through December 31, 2011. The Company recognized a $50,000 loss for the year ended March 31, 2012 due to a permanent decline in the market value of this investment. The inability of the issuer to pay on its debenture led to this permanent decline.

NOTE 5 – LOANS TO REGISTERED REPRESENTATIVES

ICC has granted loans to certain registered representatives with the stipulation that the loans will be forgiven if the representatives remain licensed with the Company for an agreed upon period of time, generally one to five years, and/or meet specified performance goals. Upon forgiveness, the loans are charged to commission expense for financial reporting purposes. Loans charged to commission expense totaled $291,874 and $304,205 for the fiscal years ended March 31, 2012 and 2011, respectively. Some loans to registered representatives are not subject to a forgiveness contingency. These loans, as well as loans that have failed the forgiveness contingency, are repaid to the Company by deducting a portion of the representatives' commission payouts throughout the commission cycle until the loans are repaid.

Interest charged on these loans to representatives range from 3% to 11.25% annually. Loans to registered representatives included in receivables from employees and registered representatives are as follows at March 31:

	2012	2011
Forgivable loans	$1,057,496	$ 682,762
Other loans	757,018	712,590
Less: allowance	(157,334)	(57,105)
Total loans	$1,657,180	$1,338,247

NOTE 5 – LOANS TO REGISTERED REPRESENTATIVES- (Continued)

Included in other loans is a loan receivable from a registered representative in connection with a regulatory matter settled with the Massachusetts Securities Division on October 27, 2010. This representative has agreed to reimburse the Company for certain amounts paid by the Company with respect to this regulatory matter. The amount due on this receivable was $391,560 and $450,000, respectively.

NOTE 6 - NOTE RECEIVABLE

On October 24, 2005, the Company entered into an agreement (the "Transition Agreement") with Dividend Growth Advisors, LLC ("DGA"). The Company agreed to terminate its Investment Advisory Agreement with Eastern Point Advisors Funds Trust (the "Trust") effective October 18, 2005 and to permit the appointment by the Trust of DGA to succeed the Company as the Trust's investment advisor. Under the terms of the Transition Agreement and an associated promissory note (the "Note"), the receivable owed by the Trust to the Company was assigned to DGA and DGA agreed to pay the Company an amount equal to the total of all fees that the Company had waived or remitted to a fund in the Trust through October 18, 2005.

On February 28, 2012, the Company received $499,475 in principal and accrued interest in full satisfaction and repayment of the Note. The Note had provided for a principal amount of $747,617, quarterly payments of interest accruing thereon at 5.5% and a full payment on or before October 31, 2010. The terms of this note were modified, effective March 3, 2010 to extend maturity by four years to October 31, 2014 and require annual principal payments of $100,000. The total outstanding as of March 31, 2011 was $603,169. The interest accrued on this note was $8,169 at March 31, 2011.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at March 31:

	2012	2011
Equipment	$ 1,945,271	$ 1,919,796
Leasehold improvements	624,368	673,312
Furniture and fixtures	377,662	397,444
	2,947,301	2,990,552
Less: accumulated depreciation	(2,607,294)	(2,392,816)
Property and equipment, net	$ 340,007	$ 597,736

Depreciation expense was $315,138 and $373,393 for the years ended March 31, 2012 and 2011, respectively.

NOTE 8 – RELATED PARTY TRANSACTIONS

From time to time, the Company may enter into transactions with related parties which occur in the normal course of business and are deemed to be transacted at "arm's length" by management or that the Company deems immaterial.

Effective July 1, 2009, ICC agreed to reimburse ICH in the form of a management fee (the "Management Fee Agreement") for ICH-incurred overhead expenses that are necessary for ICC to effectively conduct its operations. This overhead primarily is in the nature of salaries and professional and legal fees incurred to obtain such services as audit engagements, legal advice, and industry expertise.

The Company incurred expenses as outlined in the agreements related to ICH in the form of management fees for the years ended March 31, 2012 and 2011 of $1,328,250 and $1,443,691, respectively. The Company assesses the risk these agreements may have on the firm's net capital.

At March 31, 2012 and 2011, the Company was owed an aggregate of $1,233,721 and $362,392, respectively, for ICH for management fees, an expense sharing arrangement, and intercompany cash transfers.

Effective December 2007, the Parent established the Investors Capital Holdings, Ltd. Deferred Compensation Plan (the "Plan"), as well as a Rabbi Trust Agreement for this Plan, for which the Company is the sponsor. The unfunded Plan enables eligible ICC's representatives to elect to defer a portion of earned commissions, as defined by the Plan. ICC remits deferrals to the Parent. The total amount of deferred compensation was $390,137 and $308,698, which is included in commissions expense in the statements of operations for the years ended March 31, 2012 and 2011, respectively.

The Company leases office space from a related party, the owner of which was formerly the principal stockholder of ICH and Chairman of the Board of Directors. Rent expense, including condo fees, for these leases amounted to $386,525 and $393,369 for the years ending ended March 31, 2012 and 2011, respectively, and is included in occupancy costs on the statements of operations.

The Company engages in transactions with a related party, whose owner is the spouse of the Company's former Chairman of the Board of Directors., in connection with the promotion and servicing of fixed insurance products produced by the Company's independent representatives. Payments made by the Company to IMS Insurance, when combined with payments received by the Company from IMS Insurance were immaterial for the years ended March 31, 2012 and 2011.

The Company bills a broker dealer, whose owner is the spouse of the Company's former Chairman of the Board of Directors, ticket charges for executing its trades and being the introducing broker. Amounts billed for the years ended March 31, 2012 and 2011 were immaterial. Also, for the year ended March 31, 2012, the Company earned referral fees for the transfer of representatives to this broker dealer. The fees earned were immaterial.

On August 2, 2011, the Company's Parent completed a secondary stock offering at a price of $4.25 per share of 3,608,820 shares of its common stock owned by its former Chairman of the Board of Directors and founder, Theodore E. Charles, members of his family, family trusts and a controlled charitable foundation (collectively the "selling stockholders"). Upon the closing of the offering, (i) Mr. Charles retired as an officer and director of the Company, (ii) his employment agreement with the Company was terminated due to retirement, (iii) his consultant agreement with the Company was amended to shorten the term to one year and reduce certain employment benefits.

NOTE 9 – INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state and local tax returns. The difference between the Company's federal statutory rate and the effective rate included in the financial statements is primarily the result of adjustments to conform to the Parent's tax return as filed and certain expenses that are not deductible for tax purposes creating permanent differences which related to regulatory penalties and meals and entertainment.

The current and deferred portions of the income tax expense (benefit) included in the statement of operations are as follows:

	2012		2011	
	Current	Deferred	Current	Deferred
Federal	$ -	$(118,148)	$362,587	$(321,401)
State	-	(50,508)	89,947	(56,615)
	$ -	$(168,656)	$452,534	$(378,016)

The net deferred tax assets include the following at March 31:

	2012	**2011**
Accruals and reserves	$ 360,831	$ 525,934
Deferred compensation	588,346	470,591
Net operating lossses	268,994	-
Depreciation & other	89,133	127,004
Charitable contributions	70,237	52,464
Liabilities	(69,496)	(36,604)
Deferred tax asset	$ 1,308,045	$ 1,139,389

The Company recognizes and measures its unrecognized tax benefit or expense. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax expense or benefit is adjusted when new information is available or when an event occurs that requires a change. The Company recognizes the accrual of any interest and penalties related to unrecognized tax expense in income tax expense. No interest or penalties were recognized in 2012 and 2011. The Company does not have any tax positions as of March 31, 2012 for which it is reasonably possible that the total amounts of unrecognized tax benefit or expense will significantly increase or decrease within twelve months of the reporting date.

NOTE 10 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases its primary office space in Lynnfield, Massachusetts from a related party (see Note 8). In October 2009, this lease term was extended to March 31, 2015. The Company's leases for space in Topsfield, Massachusetts and Coral Gables, Florida expired in March 2012 and November 2011, respectively. The Company has entered into various operating leases for office equipment and furniture.

The total minimum rental due in future periods under these existing agreements as of March 31, 2012 are as follows:

2013	$	282,250
2014		276,354
2015		282,214
2016		24,000
2017		24,000
Total	$	888,818

Total lease expense for office space was $321,263 and $332,553 for the years ended March 31, 2012 and 2011, respectively, and is included in occupancy costs in the Statement of Operations.

Other Contractual Obligations

The Company is contractually obligated in the short-term for approximately $104,000 of costs associated with hosting national events at various hotels that are expected to be paid in the year ended March 31, 2013.

The Company offers loans and transition assistance to its representatives mainly for recruiting or retention purposes. These commitments are contingent upon certain events occurring, including, but not limited to, the representatives joining the Company and meeting certain production requirements. As of March 31, 2012 and 2011, there were no such outstanding commitments.

Litigation and Claims

In the ordinary course of business, the Company is routinely a defendant in or parties to pending and threatened legal actions and proceedings brought on behalf of various claimants, some of which seek material and/or indeterminable amounts. Certain of these actions and proceedings are based on alleged violations of consumer protection, securities and other laws and may involve claims for substantial monetary damages asserted against the Company and its subsidiaries. Also, the Company is subject to regulatory examinations, information gathering requests, inquiries, investigations and formal administrative proceedings that may result in fines or other negative impact on the Company. ICC, as a duly registered broker/dealer and investment advisor, is subject to regulation by the SEC, FINRA, NYSE - Amex (formerly the American Stock Exchange) and other state securities regulators.

NOTE 10 – COMMITMENTS AND CONTINGENCIES – (Continued)

The Company maintains Errors and Omissions ("E&O") insurance to protect itself from potential damages and/or legal costs associated with certain litigation and arbitration proceedings and, as a result, in the majority of cases, the Company's exposure is limited to $100,000 or $250,000 (effective January 2012 for only alternative investment product related settlements) in any one case, subject to policy limitations and exclusions. The Company also maintains a fidelity bond to protect itself from potential damages and/or legal costs related to fraudulent activities pursuant to which the Company's exposure is usually limited to a $350,000 deductible per case, subject to policy limitations and exclusions.

The Company recognizes a legal liability when management believes it is probable that a liability has been incurred and the amount can be reasonably estimated. Conclusions on the likelihood that a liability has been incurred and estimates as to the amount of the liability are based on consultations with the Company's General Counsel who, when situations warrant, may engage and consult external counsel to assist with the evaluation and handle certain matters. Legal fees for defense costs are expensed as incurred and classified as professional services within the statements of operations.

As of March 31, 2012 and 2011, the Company had accrued expenses of approximately $717,300 and $1,651,000, respectively, in legal fees and estimated probable settlement costs relating to the Company's defense in various legal matters. It is possible that some of the matters could require the Company to pay damages or make other payments or establish accruals in amounts that could not be estimated and/or could exceed those accrued as of March 31, 2012. Key components of both the March 31, 2012 and 2011 accrual included (i) claims arising from alleged poor performance of certain real estate investment trusts ("REITs") and oil and gas limited partnerships that have experienced bankruptcy or other financial difficulties during or in connection with the recent global credit crisis and (ii) costs incurred in the settlement of state regulatory matters concerning sales practices respecting certain other investment products.

NOTE 11 – NOTES PAYABLE

At March 31, 2012 and 2011, notes payable consisted of debt to finance insurance premiums. These notes are referenced in the table below:

March 31,	Lender	Principal	Interest Rate	Maturity Date
2012	Premium Financing	$1,299,223	1.95%	October 1, 2012
2011	Flat Iron Capital	$1,148,281	1.99%	October 31, 2011

For the years ended March 31, 2012 and 2011 there was no long-term debt outstanding.

NOTE 12 – 401(K) PLAN

The Company participates in a 401(k) retirement plan (the "Plan") sponsored by ICH. The Plan covers substantially all employees who have met employment guidelines. The Company did not make any discretionary contributions for the years ended March 31, 2012 and 2011.

NOTE 13 - FAIR VALUE MEASUREMENTS

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1* - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.
- *Level 2* - Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- *Level 3* - Inputs include unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table presents the Company's fair value hierarchy for those financial assets and liabilities measured at fair value as of March 31, 2012:

Fair Value Measurements on Recurring Basis	**Total**	**Level 1**	**Level 2**	**Level 3**
Assets:				
Securities owned at fair value				
Mutual funds	$227,185	$227,185	$ -	$ -
Equities	4,796	4,796	-	-
Asset backed securities	2,672	-	2,672	-
Total assets	**$234,653**	**$231,981**	**$ 2,672**	**$ -**
Liabilities:				
Securities sold ,not yet purchased				
Mutual funds	$ 286	$ 286	$ -	$ -
Equities	7,900	7,900	-	-
Total liabilities	**$ 8,186**	**$ 8,186**	**$ -**	**$ -**

NOTE 13 - FAIR VALUE MEASUREMENTS (Continued)

The following table presents the Company's fair value hierarchy for those financial assets and liabilities measured at fair value as of March 31, 2011:

Fair Value Measurements on Recurring Basis	Total	Level 1	Level 2	Level 3
Assets:				
Investments				
Corporate Bonds	$ 50,000	$ 50,000	$ -	$ -
Securities owned at fair value				
Equities	14,790	14,790	-	-
Asset backed securities	2,594	2,594	-	-
Total assets	**$ 67,384**	**$ 67,384**	**$ -**	**$ -**

Valuation of Securities Owned at Fair Value

The fair value of securities owned is determined based on quoted market prices. Securities traded on a national exchange are stated at the last reported sales price on the day of valuation; other securities traded in over-the-counter market and listed securities for which no sale was reported on that date are stated as the last quoted bid price.

Valuation of Securities Sold, Not Yet Purchased

As a broker-dealer, the Company is engaged in various securities trading and brokerage activities as principal. In the normal course of business, the Company sometimes sells securities they do not currently own and will therefore be obligated to purchase such securities at a future date. This obligation is recorded on the balance sheet at fair value based on quoted market prices of the related securities and will result in a trading loss if the fair value increases and a trading gain if the fair value decreases between the balance sheet date and date of purchase.

NOTE 14 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

At March 31, 2012 and 2011, the carrying amount of the Company's cash and cash equivalents was $4,494,381 and $4,475,948, respectively, of which $2,719,666 and $2,702,350, respectively, was covered by the Depositors Insurance Fund of Massachusetts and $250,000, respectively, was covered by the Federal Deposit Trust Corporation ("FDIC").

The Company's cash and cash equivalents as of March 31, 2012 and 2011 includes $701,437 respectively, at its clearing broker-dealer of which $500,000 was fully insured by the Securities Investor Protection Corporation ("SIPC").

NOTE 15 – NET CAPITAL REQUIREMENTS

ICC is subject to SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the Company to maintain minimum net capital. As of March 31, 2012, ICC computes net capital requirements under the alternative method, which requires firms to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances. Repayment or prepayment of subordinated debt and withdrawal of equity from retiring partners or officers is subject to net capital not falling below 5% of aggregate debits or 120% of minimum net capital requirement

Prior to March 31, 2011, ICC was subject to minimum net capital of $100,000 and a ratio of aggregate indebtedness to net capital (a "net capital ratio") not to exceed 15 to 1. Under the rule, indebtedness generally includes all money owed by ICC, and net capital includes ICC cash and assets that are easily converted into cash. SEC rules also prohibit "equity capital" (which, under the net capital rules, includes subordinated loans) from being withdrawn, cash dividends from being paid and other specified actions of similar effect from being taken, if, among other specified contingencies, ICC's net capital ratio would exceed 10 to 1 or if ICC would have less than 120% of its minimum required net capital.

As of March 31, 2012, ICC had net capital of $1.93 million (i.e., an excess of $1.68 million) and $2.84 million (i.e., an excess of $2.59 million) as of March 31, 2011.



REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Stockholder of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Lynnfield, Massachusetts

In planning and performing our audit of the financial statements of Investors Capital Corporation (a Wholly- Owned Subsidiary of Investors Capital Holdings, Ltd., the "Company"), as of and for the year ended March 31, 2012 in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from



Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ **Phone** 617.742.9666 / 800.998.1040 ▪ **Fax** 617.742.3178 ▪ **marcumllp.com**

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
May 30, 2012

INVESTORS CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMMISSION
MARCH 31, 2012

SCHEDULE I

		Audited Net Capital
Net Capital		
Total stockholder's equity	$	8,944,747
Less: non-allowable assets from the statement of financial condition		6,594,123
Net Capital before haircuts on securities		2,350,624
Less: Haircuts on securities		67,011
Other deductions		350,000
Net Capital	$	1,933,613
Computation of basic net capital requirement		
Minimum dollar net capital requirement		250,000
Excess Net Capital	$	1,683,613

There were reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15(c)(3)-1, as follows:

Previously reported Net Capital	$1,898,528
Adjustments:	
Legal accrual	18,110
Other adjustments	16,975
Audited Net Capital, per above	$1,933,613

SCHEDULE II

The Company is exempt from the reserve requirement pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).

INVESTORS CAPITAL CORPORATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
MARCH 31, 2012

SCHEDULE III

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).